

02005561

CM

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
FEB 22 2002
354
WASH.

SEC FILE NUMBER
8-37614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CAPITAL ASSET ADVISORS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1029 FRIENDLY ROAD
(No. and Street)

OYSTER BAY, (City) NEW YORK (State) 11771 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGI A. MICHELE (212) 243-7802
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name — *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, (Address) NEW YORK (City) (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL BARNARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL ASSET ADVISORS, INC., as of DECEMBER 31, XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

JEANMARIE PILKINGTON
Notary Public, State of New York
No. 01PI6062983
Qualified in Nassau County
Commission Expires Aug. 20, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL ASSET ADVISORS, INC.

R E P O R T

FORM X-17A-5

DECEMBER 31, 2001

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

CAPITAL ASSET ADVISORS, INC.

CONTENTS

DECEMBER 31, 2001

Accountant's Report	1
Primary financial statements:	
Statement of Financial Condition	2
Statement of Income and Expense	3
Statement of Cash Flows	4
Statement of Changes in Stockholders Equity	5
Statement of Liabilities Subordinated to Claims of General Creditors	5
Notes to Financial Statements	6
Supplementary information:	
Computation of Net Capital	7
Aggregate Indebtedness	7
Accountant's Report on Internal Accounting Control	8-9

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

CAPITAL ASSET ADVISORS, INC.

I have audited the accompanying statement of financial condition of Capital Asset Advisors, Inc. as of December 31, 2001, and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Capital Asset Advisors, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6 and 7 and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.



February 16, 2002

CAPITAL ASSET ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Current assets:		
Cash		$ 12,797
Receivables from brokers and dealers:		
Commissions receivable		58,184
Investments (NASD)		3,300
Total assets		$ 74,281

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accrued expenses payable		$ 16,712
Total current liabilities		16,712
Stockholders' equity:		
Common stock, no par value: authorized 200 shares; outstanding 200 shares.	$ 200	
Additional paid-in capital	44,300	
Retained earnings	13,069	
Total stockholders' equity		57,569
Total liabilities and stockholders' equity		$ 74,281

See notes to financial statements.

CAPITAL ASSET ADVISORS, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:		
Commissions		$ 548,019
Other income		45,750
Interest		725
Total revenue		594,494
Expenses:		
Salaries of voting stockholder officers	$ 10,000	
Commissions paid to other broker-dealers	104,060	
Regulatory fees	1,793	
Other expenses	127,048	
Total expenses		$ 242,901
Income before federal income tax		351,593
Less: federal income tax		-0-
Net income		$ 351,593

See notes to financial statements.

CAPITAL ASSET ADVISORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Resources provided:		
Net income		$351,593
Total resources provided		351,593
Resources applied:		
Increase in receivables from brokers and dealers	$ 3,396	
Decrease in accrued expenses	34,250	
Distributions	348,050	
Total resources applied		385,696
Decrease in cash		(34,103)
Balance, January 1, 2001		46,900
Balance, December 31, 2001		$ 12,797

See notes to financial statements.

CAPITAL ASSET ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

Stockholders' equity, January 1, 2001	$ 54,026
Add: Net income for the year	351,593
Less: Distributions	(348,050)
Stockholders' equity, December 31, 2001	$ 57,569

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2001

Balance, January 1, 2001	$ -0-
Increases and (decreases)	-0-
Balance, December 31, 2001	$ -0-

See notes to financial statements.

CAPITAL ASSET ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. Summary of significant accounting policies:

   Income taxes:

   The corporation has elected to be taxed as an 'S' Corporation. The net income or loss of the Company is passed through to the shareholder, and tax is then incurred by individual shareholders.

2. The following supplementary information is submitted:

   Exemption from Rule 15c-3-3 is claimed under (K) (2) (b):

   All customer transactions are cleared through another broker-dealer, Bear Stearns & Co., on a fully disclosed basis.

3. Net capital as reported on page 7 of the audited Form X-17A-5 indicated net capital of $54,269. In January 2002, the corporation filed Part IIA of Form X-17A-5 (unaudited) and reported net capital of $65,269. The difference of $11,000 is accounted for by accruals made during the audit.

CAPITAL ASSET ADVISORS, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2001

Common stock		$ 200
Additional paid-in capital		44,300
Retained earnings		13,069
		57,569
Less: non-allowable assets		(3,300)
Net capital		54,269
Greater of:		
Minimum dollar net capital required	$ 5,000	
or		
Minimum net capital required: (6 2/3% of aggregate indebtedness $16,712)	$ 1,114	5,000
Excess net capital		$49,269

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 16,712
Percentage of aggregate indebtedness to net capital	31%

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

CAPITAL ASSET ADVISORS, INC.

I have examined the financial statements of Capital Asset Advisors, Inc. the year ended December 31, 2001 and have issued my report thereon dated February 16, 2002. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2001 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.



February 16, 2002

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT